Contact

www.linkedin.com/in/krp-new-motion (LinkedIn)

Top Skills

Civil Engineering
AutoCAD
Microsoft Office

Certifications

Professional Engineer (PE)

Kyle Pool, P.E.

CEO & Co-Founder at Embolden Beverage Group
Los Angeles, California, United States

Summary

We are Embolden, a beverage company with multiple brands including Embolden Beer, Shogun by Embolden, and New Motion Beverages. Our focus on craft, culture, and community drives us to create artisan beers, hard teas, cocktail-inspired drinks, and more for those who boldly chase a brighter future.

Experience

Embolden Beverage Group

CEO & Co-Founder
July 2016 - Present (8 years 8 months)
San Diego, California, United States

We are Embolden, a beverage company with multiple brands including Embolden Beer, Shogun by Embolden, and New Motion Beverages. Our focus on craft, culture, and community drives us to create artisan beers, hard teas, cocktail-inspired drinks, and more for those who boldly chase a brighter future.

Los Angeles World Airports

Third Party Coordinator
January 2018 - Present (7 years 2 months)
LAX

Responsibilities comprise of coordinating and managing the interface between the LAMP program and the various agencies and jurisdictions that have purview over the largest CIP project in the City of Los Angeles History. Coordination with City of Los Angeles departments, Caltrans, Metro, FAA, The City of Inglewood, The City of El Segundo, Los Angeles County Public Works, Southern California Gas, Southern California Edison, RWQCB, SCAQMD, and CPUC.

KP Consulting

Engineering Director
July 2017 - Present (7 years 8 months)
Los Angeles, California

I work on complex Engineering and Construction projects for clients around Southern California.

City of San Diego
Associate Civil Engineer
August 2016 - June 2017 (11 months)

San Diego, California

Project/ Asset Management: Responsibilities comprised of managing the Storm Water Capital Improvement Program (CIP), coordinating with operations and maintenance (O&M) staff to assess and prioritize asset failures and needs around the city. Coordinated with public works and other asset managing departments to bundle asset types and create efficient capital projects for the community. Coordinated with Public Works and Financial management to effectively fund and administer the CIP and Storm Water Asset Management Plan. Coordinated with planning, code compliance, and monitoring teams to implement the city's Water Quality Improvement Plan to meet State Mandated Total Maximum Daily Load (TMDL) reduction limits in high risk watersheds. Identified, selected, and coordinated design, permitting, and construction of Green Infrastructure throughout the City.

Task Order/ Budgetary Management: Identified planning and technical design needs to become task order projects carried out by as needed consultants. Wrote requests for proposals, reviewed proposals, selected consultants, initiated and coordinated internal processing documents to issue task orders and purchase orders to as needed consultants. Approved and tracked invoices and budgets for task orders. Coordinated with Deputy Directors to determine O&M and CIP budgetary needs and submit budget requests for future fiscal years.

Kimley-Horn
Land Development Project Manager
November 2011 - July 2016 (4 years 9 months)

San Diego, California

Project Management: Responsibilities comprised of managing projects and staff efficiently to ensure delivery within budget and timelines, as well as writing contracts and amendments for projects. Roles also include task management and budget analysis, managing and training new staff, and coordinating team workload and project assignments. Experience with client and public authority relations and procedures. Involved with business planning, marketing, and vision planning for potential clients and markets.

Planning and Design: Diverse experience with Commercial/ industrial, residential, and retail development projects in several regions across California and the country Including: San Diego, Riverside, San Bernardino, Los Angeles, Orange County, Bakersfield, Merced, Calexico, Sacramento, Dallas, San Antonio, Houston, Chicago and Flagstaff. Responsibilities include project planning and regional master planning for storm water, utilities, and infrastructure in new developments. Other duties include due diligence studies, site development and layout, drainage analysis, grading, hydrology analysis, hydromod analysis, utility design, roadway design, road widening, signing and striping, traffic control, construction document production, and as-built coordination. Experience also includes preparation of erosion control plans, horizontal control plans, vertical profiles, construction details, planning exhibits, cost estimates, and grading earthwork quantity analysis. Experience assessing and processing RFI's and construction changes as well as coordinating with contractors and inspectors regarding field issues. Responsible for construction SWPPP compilation, inspections, and reporting for sites.

Nova Group, Inc.

Quality Control Engineer

August 2008 - November 2011 (3 years 4 months)

Greater San Diego Area

Quality/Field Engineer fueling stations at MCAS Miramar/ NB Point Loma: Was responsible for inspection of construction materials and material placement to certify compliance with project plans & specifications. Other duties consisted of construction oversight, documentation, and closeout procedures including processing submittals and test reports, as well as mapping and tracking project piping and welding operations. Responsibilities also include drafting and conducting coordination, preparatory and initial phase meetings between contractor, client, and sub-contractors. Responsibilities comprised of assisting concrete, geotechnical, welding, and coatings inspectors perform their duties and assure compliance with project plans & specifications.

Education

San Diego State University-California State University

Civil Engineering, Civil Engineering · (2007 - 2011)